

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Via E-mail
Shelly Ibach
President and CEO
Select Comfort Corporation
9800 59th Avenue North
Plymouth, Minnesota 55442

Re: Select Comfort Corporation
Preliminary Proxy Solicitation material filed on Schedule 14A
PREC14A filing made on March 6th, 2015 by Select Comfort Corporation
File Number: 000-25121

Dear Ms. Ibach,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 6, 2015

1. We noticed the disclosures relating to the solicitation in opposition, one of which indicated that "Blue Clay has not made it clear to the company whether it will act on its intent to nominate other candidates to the Board." Please revise to reflect current developments.

2. Please clearly mark the form of proxy as preliminary. See Exchange Act Rule 14a 6(e)(1).

Important Notice Regarding the Availability of Proxy Materials…, Notice of Annual Meeting

3. We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Notwithstanding the disclosure on page two that projects certain registrant proxy material will be mailed, please confirm whether the registrant is relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Select Comfort Corporation
c/o Ms. Shelly Ibach
March 13, 2015
P a g e | 2

Stock Ownership of Management and Certain Beneficial Owners, page 10

4. Advise us, with a view toward revised disclosure, why the presentation of the beneficial
    ownership information has been introduced "substantially in the [same] tabular form" as
    specified by Item 403 of Regulation S-K.

Proposal One: Election of Directors, page 13

5. Advise us, with a view toward revised disclosure, whether each of the director nominees has
    consented to being named in the proxy statement and to serve if elected. See Rule 14a-
    4(d)(1) and (d)(4) of Regulation 14A.

Proposal Three: Advisory Vote on Executive Compensation, page 83

6. Please disclose the current frequency of shareholder advisory votes on executive
    compensation and when the next such vote will occur, or advise. See Item 24 of Schedule
    14A.

Miscellaneous Information Regarding Participants

7. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not
    any of the participants have been the subject of criminal convictions within the last ten years,
    please provide us with a written reply on behalf of each participant in response to this line
    item notwithstanding the fact that a negative response need not be disclosed in the proxy
    statement filed on Schedule 14A.

   Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the registrant is in possession of all
facts relating to the disclosure presented in their filing, they are responsible for the accuracy and
adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the registrant
acknowledging that:

•   the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

•   the registrant may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Select Comfort Corporation
c/o Ms. Shelly Ibach
March 13, 2015
P a g e | **3**

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael J. Aiello, Esq.
Weil, Gotshal, & Manges LLP